FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1998

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to ____________________

Commission file number 1-9513










                    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)




                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)








                                EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                       CONSUMERS ENERGY COMPANY



                        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
                                TOGETHER WITH AUDITORS' REPORT





                          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan of Consumers Energy Company:

We have audited the accompanying statements of financial position of the EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in members' equity for each of the three years in the period ended
December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1998 and 1997, and the changes in member equity for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position and the statements of changes in members' equity is presented for purposes of additional analysis rather than to present the financial position and changes in members' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
June 4, 1999.


                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                             INDEX TO FINANCIAL
                                          STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE YEARS IN THE
  PERIOD ENDED DECEMBER 31, 1998

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 1998 AND 1997

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
              DECEMBER 31, 1998

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1998

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                  STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                        (Continued on Following Page)

                                                       For the Year Ended December 31, 1998
                                      ----------------------------------------------------------------------
                                          Total             Fund A             Fund B              Fund C
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                 $627,454,980       $105,095,650      $193,003,011        $250,981,209
                                      ------------       ------------      ------------        ------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                            38,766,501          7,659,570        20,542,378           2,263,959
  Employers' contributions
    (Note 1)                            17,970,163                  -                -           17,970,163
  Reallocation of Members'
    contributions (Note 1)                       -          6,798,017        (1,511,145)         (2,189,960)
  Interfund transfers                            -         (1,013,789)          376,706            (263,702)
                                      ------------       ------------      ------------        -------------
                                        56,736,664         13,443,798        19,407,939          17,780,460
                                      ------------       ------------      ------------        -------------

  Investment income                     18,247,589          6,382,955         3,200,270           7,099,930
  Interest income                        1,775,146                  -                 -                   -
  Income from short-term
    investments                          1,269,491            968,203           196,952              71,427
  Gain (loss) on securities
    sold or distributed
    (Note 2)                            31,251,257                  -        25,832,847           5,354,851
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             51,107,042                  -        27,373,851          19,580,610
                                      ------------       ------------      ------------        -------------
                                       103,650,525          7,351,158        56,603,920          32,106,818
                                      ------------       ------------      ------------        -------------
  Distribution to Members              (40,607,937)       (10,163,743)      (13,355,113)        (14,512,770)
                                      ------------       ------------      ------------        -------------
  Net change during period             119,779,252         10,631,213        62,656,746          35,374,508
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  END OF PERIOD                       $747,234,232       $115,726,863      $255,659,757        $286,355,717
                                      ============       ============      ============        =============



  Value per unit                                            $13.5640           $34.4776             $10.1928
                                                         ===========       ============        =============

                      The accompanying notes are an integral part of these statements.


                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY


                                  STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                       (Continued from Preceding Page)


                                                       For the Year Ended December 31, 1998
                                      ----------------------------------------------------------------------
                                          Fund D            Fund E             Fund F              Fund G
                                      -----------        -----------       ------------        -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                 $27,916,131        $30,096,946        $15,536,069          $4,825,964
                                      -----------        -----------       ------------          ----------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                    -          4,740,434          2,559,592           1,000,568
  Employers' contributions
    (Note 1)                                    -                  -                  -                   -
  Reallocation of Members'
    contributions (Note 1)                      -         (2,465,901)          (940,534)            309,523
  Interfund transfers                      26,400            500,143            288,471              85,771
                                      -----------        -----------       ------------        ------------
                                           26,400          2,774,676          1,907,529           1,395,862
                                      -----------        -----------       ------------        ------------

  Investment income                             -          1,302,376              2,104             259,954
  Interest income                       1,775,146                  -                  -                   -
  Income from short-term
    investments                                 -             13,705             14,276               4,928
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                    -             (3,431)            66,887                 103
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                     -          3,176,639          1,243,980            (268,038)
                                      -----------        -----------       ------------        -------------
                                        1,775,146          4,489,289          1,327,247              (3,053)
                                      -----------        -----------       ------------        -------------

  Distribution to Members                    (276)        (1,792,211)          (602,056)           (181,768)
                                      -----------        -----------       ------------        -------------
  Net change during period              1,801,270          5,471,754          2,632,720           1,211,041
                                      -----------        -----------       ------------        -------------
MEMBERS' EQUITY -
  END OF PERIOD                       $29,717,401        $35,568,700       $ 18,168,789        $  6,037,005
                                      ===========        ===========       ============        ============


  Value per unit                                             $2.0077            $1.4147             $1.6478
                                                         ===========       ============        ============

                      The accompanying notes are an integral part of these statements.

                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                  STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                        (Continued on Following Page)

                                                       For the Year Ended December 31, 1997
                                      ----------------------------------------------------------------------
                                          Total             Fund A             Fund B              Fund C
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                 $479,029,108       $103,161,653      $130,874,122        $182,697,354
                                      ------------       ------------      ------------        -------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                            36,441,668          8,691,695        17,300,176           2,706,251
  Employers' contributions
    (Note 1)                            18,658,274                  -                 -          18,658,274
  Reallocation of Members'
    contributions (Note 1)                       -         (4,588,693)        9,854,306          (5,956,210)
  Interfund transfers                            -         (1,039,844)           46,735          (1,729,320)
                                      ------------       -------------     ------------        -------------
                                        55,099,942          3,063,158        27,201,217          13,678,995
                                      ------------       -------------     ------------        -------------

  Investment income                     22,030,770          6,517,272         3,144,374           6,218,927
  Interest income                        1,570,189                  -                 -                   -
  Income from short-term
    investments                            867,306            562,281           248,254              31,236
  Gain (loss) on securities
    sold or distributed
    (Note 2)                            27,746,407                  -        24,106,588           3,609,663
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             69,522,533                  -        16,010,288          54,445,827
                                      ------------       ------------      ------------        -------------
                                       121,737,205          7,079,553        43,509,504          64,305,653
                                      ------------       ------------      ------------        -------------
  Distribution to Members              (28,411,275)        (8,208,714)       (8,581,832)         (9,700,793)
                                      ------------       ------------      -------------       -------------
  Net change during period             148,425,872          1,933,997        62,128,889          68,283,855
                                      ------------       ------------      -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                       $627,454,980       $105,095,650      $193,003,011        $250,981,209
                                      ============       ============      ============        ============


  Value per unit                                             $12.6736          $26.7185             $9.0128
                                                         ============      ============        ============

                      The accompanying notes are an integral part of these statements.

                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                  STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                       (Continued from Preceding Page)


                                                       For the Year Ended December 31, 1997
                                      --------------------------------------------------------------------
                                          Fund D             Fund E            Fund F              Fund G
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                 $ 24,286,037       $ 22,092,493      $ 13,566,347        $  2,351,102
                                      ------------       ------------      ------------        ------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                     -          4,547,027         2,696,067             500,452
  Employers' contributions
    (Note 1)                                     -                  -                 -                   -
  Reallocation of Members'
    contributions (Note 1)                       -            196,159          (109,925)            604,363
  Interfund transfers                    2,059,905            366,374           225,170              70,980
                                      ------------       ------------      ------------        -------------
                                         2,059,905          5,109,560         2,811,312           1,175,795
                                      ------------       ------------      ------------        -------------

  Investment income                              -                  -               419             147,794
  Interest income                        1,570,189                  -                 -                   -
  Income from short-term
    investments                                  -             11,756             9,814               3,965
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                     -             12,969                 -              17,187
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                      -          4,000,783          (149,281)          1,216,900
                                      ------------       ------------      ------------        -------------
                                         1,570,189          4,025,508          (139,048)          1,385,846
                                      ------------       ------------      ------------        -------------
  Distribution to Members                        -         (1,130,615)         (702,542)            (86,779)
                                      ------------       ------------      ------------        -------------
  Net change during period               3,630,094          8,004,453         1,969,722           2,474,862
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  END OF PERIOD                       $ 27,916,131       $ 30,096,946      $ 15,536,069        $  4,825,964
                                      ============       ============      ============        ============


  Value per unit                                              $1.7541           $1.3012             $1.6731
                                                         ============      ============        ============

                      The accompanying notes are an integral part of these statements.

                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                  STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                        (Continued on Following Page)


                                                       For the Year Ended December 31, 1996
                                      ----------------------------------------------------------------------
                                          Total             Fund A             Fund B              Fund C
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                 $392,990,758       $ 97,817,526      $100,622,058        $157,707,920
                                      ------------       ------------      ------------        -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                            34,758,408         10,122,157        16,170,021           2,518,449
  Employers' contributions
    (Note 1)                            17,070,684                  -                 -          17,070,684
  Reallocation of Members'
    contributions (Note 1)                       -         (2,320,711)         (563,626)         (9,658,589)
  Interfund transfers                            -         (1,498,849)         (254,103)         (1,942,153)
                                      ------------       ------------      ------------        -------------
                                        51,829,092          6,302,597        15,352,292           7,988,391
                                      ------------       ------------      ------------        -------------

  Investment income                     14,306,964          6,249,786         2,699,058           5,346,122
  Interest income                        1,464,552                  -                 -                   -
  Income from short-term
    investments                            649,794            359,066           113,244              37,599
  Gain (loss) on securities
    sold or distributed
    (Note 2)                            17,273,666            (67,895)       14,303,154           1,679,666
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             23,818,783                527         4,009,484          18,199,135
                                      ------------       ------------      ------------        -------------
                                        57,513,759          6,541,484        21,124,940          25,262,522
                                      ------------       ------------      ------------        -------------
  Distribution to Members              (23,304,501)        (7,499,954)       (6,225,168)         (8,261,479)
                                      ------------       -------------     ------------        -------------
  Net change during period              86,038,350          5,344,127        30,252,064          24,989,434
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  END OF PERIOD                       $479,029,108       $103,161,653      $130,874,122        $182,697,354
                                      ============       ============      ============        ============


  Value per unit                                             $11.8445          $20.3259             $6.6609
                                                         ============      ============        ============

                      The accompanying notes are an integral part of these statements.


                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                  STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                       (Continued from Preceding Page)


                                                       For the Year Ended December 31, 1996
                                      ----------------------------------------------------------------------
                                          Fund D             Fund E            Fund F              Fund G
                                      ------------       ------------      ------------        -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                 $ 19,934,467       $  9,757,131      $  5,564,128        $  1,587,528
                                      ------------       -------------     ------------        -------------
CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                                     -          3,467,787         1,991,215             488,779
  Employers' contributions
    (Note 1)                                     -                  -                 -                   -
  Reallocation of Members'
    contributions (Note 1)                       -          7,188,580         5,103,638             250,708
  Interfund transfers                    2,887,018            455,419           267,389              85,279
                                      ------------       ------------      ------------        -------------
                                         2,887,018         11,111,786         7,362,242             824,766
                                      ------------       ------------      ------------        -------------
  Investment income                              -                  -             9,720               2,278
  Interest income                        1,464,552                  -                 -                   -
  Income from short-term
    investments                                  -             10,239             6,760             122,886
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                     -          1,358,737                 -                   4
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)                      -            636,810         1,013,605             (40,778)
                                      ------------       ------------      ------------        -------------
                                         1,464,552          2,005,786         1,030,085              84,390
                                      ------------       ------------      ------------        -------------
  Distribution to Members                        -           (782,210)         (390,108)           (145,582)
                                      ------------       ------------      -------------       -------------
  Net change during period               4,351,570         12,335,362         8,002,219             763,574
                                      ------------       ------------      -------------       -------------
MEMBERS' EQUITY -
  END OF PERIOD                       $ 24,286,037       $ 22,092,493      $ 13,566,347        $  2,351,102
                                      ============       ============      ============        =============


  Value per unit                                              $1.5014           $1.3027             $1.0921
                                                         ============      ============        =============

                      The accompanying notes are an integral part of these statements.


                                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                      STATEMENTS OF FINANCIAL POSITION
                                        (Continued on Following Page)

                                                                 December 31, 1998
                                      ----------------------------------------------------------------------
                                          Total              Fund A             Fund B             Fund C
                                      -----------        ------------       -------------      -------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                        $ 93,420,022       $ 93,420,022       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $183,200,306
      in 1998 and $147,146,418
      in 1997)                         251,579,928                  -        251,579,928                  -
    Common stock of CMS Energy
      (cost $134,068,835 in
      1998 and $120,962,483
      in 1997)                         276,748,963                  -                  -        276,748,963
    Loans to Members (at cost
      which approximates
      market)                           29,963,181                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $32,575,798
      in 1998 and $30,351,854 in
      1997)                             35,244,333                  -                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $15,331,478 in 1998
      and $14,612,341 in 1997)          17,842,780                  -                  -                  -
    Class G Common Stock of CMS
      Energy (cost $4,933,539
      in 1998 and $3,219,391
      in 1997)                           5,891,950                  -                  -                  -
    Short-term investments (at
      cost which approximates
      market)                           26,242,843         21,285,112          2,292,557          2,389,813
                                      ------------       ------------       ------------       -------------
    Total Investments                  736,934,000        114,705,134        253,872,485        279,138,776
                                      ------------       ------------       ------------       -------------
  Other Assets -
    Current receivables from
      Employers                          6,858,416                 -                   -          6,858,416
    Current receivables from
      Members                            3,061,098            941,407          1,408,863            277,145
    Interest and dividends
      receivable                           380,718             88,572            279,409             10,834
                                      ------------       ------------       ------------       -------------
    Total Other Assets                  10,300,232          1,029,979          1,688,272          7,146,395
                                      ------------       ------------       ------------       -------------
      Total Assets                     747,234,232        115,735,113        255,560,757        286,285,171
                                      ------------       ------------       ------------       -------------

  Accrued interfund transfers, net               -             (8,250)            99,000             70,546
                                      ------------       ------------       ------------       -------------



MEMBERS' EQUITY                       $747,234,232       $115,726,863       $255,659,757       $286,355,717
                                      ============       ============       ============       ============

                      The accompanying notes are an integral part of these statements.




                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                      STATEMENTS OF FINANCIAL POSITION
                                       (Continued from Preceding Page)

                                                                 December 31, 1998
                                      ----------------------------------------------------------------------
                                         Fund D              Fund E             Fund F             Fund G
                                      -------------      -------------      -------------      -------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                        $          -       $          -       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $183,200,306
      in 1998 and $147,146,418
      in 1997)                                   -                  -                  -                  -
    Common stock of CMS Energy
      (cost $134,068,835 in
      1998 and $120,962,483
      in 1997)                                   -                  -                  -                  -
    Loans to Members (at cost
      which approximates
      market)                           29,963,181                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $32,575,798
      in 1998 and $30,351,854 in
      1997)                                      -         35,244,333                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $15,331,478 in 1998
      and $14,612,341 in 1997)                   -                  -         17,842,780                  -
    Class G Common Stock of CMS
      Energy (cost $4,933,539
      in 1998 and $3,219,391
      in 1997)                                   -                  -                  -          5,891,950
    Short-term investments (at
      cost which approximates
      market)                                4,050             54,313            172,087             44,911
                                      ------------       ------------       ------------       -------------
    Total Investments                   29,967,231         35,298,646         18,014,867          5,936,861
                                      ------------       ------------       ------------       -------------
  Other Assets -
    Current receivables from
      Employers                                  -                  -                  -                  -
    Current receivables from
      Members                                    -            211,969            120,180            101,534
    Interest and dividends
      receivable                                13                565                897                428
                                      ------------       ------------       ------------       -------------
    Total Other Assets                          13            212,534            121,077            101,962
                                      ------------       ------------       ------------       -------------
      Total Assets                      29,967,244         35,511,180         18,135,944          6,038,823
                                      ------------       ------------       ------------       -------------

  Accrued interfund transfers, net        (249,843)            57,520             32,845             (1,818)
                                      ------------       ------------       ------------       -------------



MEMBERS' EQUITY                       $ 29,717,401       $ 35,568,700       $ 18,168,789       $  6,037,005
                                      ============       ============       ============       =============

                      The accompanying notes are an integral part of these statements.


                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                      STATEMENTS OF FINANCIAL POSITION
                                        (Continued on Following Page)

                                                                 December 31, 1997
                                      ----------------------------------------------------------------------
                                          Total              Fund A             Fund B             Fund C
                                      -------------      ------------       --------------     -------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                        $ 87,037,067       $ 87,037,067       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $147,146,418
      in 1997 and $106,350,560
      in 1996)                         185,885,268                  -        185,885,268                  -
    Common stock of CMS Energy
      (cost $120,962,483 in
      1997 and $107,248,940
      in 1996)                         244,062,001                  -                  -        244,062,001
    Loans to Members (at cost
      which approximates
      market)                           27,768,757                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $30,351,854
      in 1997 and $20,066,900
      in 1996)                          29,843,750                  -                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $14,612,341 in 1997
      and $11,350,503 in 1996)          15,954,547                  -                  -                  -
    Class G Common Stock of CMS
      Energy (cost $3,219,391
      in 1997 and $2,298,662
      in 1996)                           4,445,842                  -                  -                  -
    Short-term investments (at
      cost which approximates
      market)                           22,263,934         16,998,600          4,732,260            312,442
                                      ------------       ------------       ------------       -------------
    Total Investments                  617,261,166        104,035,667        190,617,528        244,374,443
                                      ------------       ------------       ------------       -------------
  Other Assets -
    Current receivables from
      Employers                          6,551,277                  -                  -          6,551,277
    Current receivables from
      Members                            3,251,085          1,047,327          2,138,288            123,194
    Interest and dividends
      receivable                           391,452             80,741            305,013              3,027
                                      ------------       ------------       ------------       -------------
    Total Other Assets                  10,193,814          1,128,068          2,443,301          6,677,498
                                      ------------       ------------       ------------       -------------
      Total Assets                     627,454,980        105,163,735        193,060,829        251,051,941
                                      ------------       ------------       ------------       -------------
  Accrued interfund transfers, net               -            (68,085)           (57,818)           (70,732)
                                      ------------       ------------       ------------       -------------

MEMBERS' EQUITY                       $627,454,980       $105,095,650       $193,003,011       $250,981,209
                                      ============       ============       ============       =============


                      The accompanying notes are an integral part of these statements.




                                      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY

                                      STATEMENTS OF FINANCIAL POSITION
                                       (Continued from Preceding Page)

                                                                 December 31, 1997
                                      ----------------------------------------------------------------------
                                         Fund D              Fund E             Fund F             Fund G
                                      -------------      ---------------    ---------------    -------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                        $          -       $          -       $          -       $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $147,146,418
      in 1997 and $106,350,560
      in 1996)                                   -                  -                  -                  -
    Common stock of CMS Energy
      (cost $120,962,483 in
      1997 and $107,248,940
      in 1996)                                   -                  -                  -                  -
    Loans to Members (at cost
      which approximates
      market)                           27,768,757                  -                  -                  -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $30,351,854
      in 1997 and $20,066,900
      in 1996)                                   -         29,843,750                  -                  -
    Smith Barney International
      Equity Collective Trust
      (cost $14,612,341 in 1997
      and $11,350,503 in 1996)                   -                  -         15,954,547                  -
    Class G Common Stock of CMS
      Energy (cost $3,219,391
      in 1997 and $2,298,662
      in 1996)                                   -                  -                  -          4,445,842
    Short-term investments (at
      cost which approximates
      market)                                    -             50,301             94,965             75,366
                                      -------------      ------------       ------------       -------------
    Total Investments                   27,768,757         29,894,051         16,049,512          4,521,208
                                      -------------      ------------       ------------       -------------
  Other Assets -
    Current receivables from
      Employers                                  -                  -                  -                  -
    Current receivables from
      Members                                    -            159,226           (521,881)           304,931
    Interest and dividends
      receivable                                 -              1,323                894                454
                                      -------------      -------------      -------------      -------------
    Total Other Assets                           -            160,549           (520,987)           305,385
                                      -------------      -------------      -------------      -------------
      Total Assets                      27,768,757         30,054,600         15,528,525          4,826,593
                                      -------------      -------------      -------------      -------------
  Accrued interfund transfers, net         147,374             42,346              7,544               (629)
                                      -------------      -------------      -------------      -------------

MEMBERS' EQUITY                       $ 27,916,131       $ 30,096,946       $ 15,536,069       $  4,825,964
                                      ============       ============       ============       =============


                      The accompanying notes are an integral part of these statements.



                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                        NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan of Consumers Energy Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers and CMS Energy and their subsidiaries which are at least 80% owned and have adopted the Plan). Mr. T. A. McNish, Vice-President, Secretary and Assistant
Treasurer of Consumers Energy Company, is the Plan Administrator.
The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with State Street Bank and Trust (the "Trustee"), effective April 1997. NBD Bank was the Trustee during
1996 through March 1997.

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee.

Contributions

Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as feasible. A Member may discontinue contributions as of any pay date upon notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $70,000, the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees.
Such Employer


                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                        NOTES TO FINANCIAL STATEMENTS
                                                 (Continued)


(1)  PLAN DESCRIPTION (Continued)

contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on (1) earnings and (2) comparison of the Company's gas and electric rates with those of other major investor-owned utilities. The overall goal will be based 70% on earnings and 30% on energy rates.

The Incentive Contribution will be based on the Member's net Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows: 10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service. Member contributions are fully vested at all times.

Member Loans

Members may borrow from the Plan up to 50% of their account balance, not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant's loan fund (Fund D). Loan terms range from one to five years* and are secured by the balance in the Participant's account.** Repayments of principal and interest are made primarily through payroll deduction.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.


 *(Up to ten years for purchase of a principal residence.)

**A new loan rate is determined by subtracting one full percentage point from the current major New York bank prime rate. The rate on new loans taken during 1998 was 6.75 percent to 7.50 percent.

                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                        NOTES TO FINANCIAL STATEMENTS
                                                 (Continued)


(1)  PLAN DESCRIPTION (Continued)

Fund Investments

         Fund A - The investments in this fund consist of guaranteed investment contracts with the Allstate Life Insurance Company, Chicago, Illinois; New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; and Prudential Asset Management Company, Chicago, Illinois; and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the
                     Trust Agreement.

         Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

         Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

         Fund D - The investments in this fund consist of the promissory notes of Plan Members.

         Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management,
                     San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                        NOTES TO FINANCIAL STATEMENTS
                                                 (Continued)


(1)  PLAN DESCRIPTION (Continued)

         Fund F - The investments in this fund may consist of international common stock selected by the Investment Manager, Salomon Smith Barney Capital Management, New York,
                     New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

         Fund G - The investments in this fund may consist of Class G common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund shall not exceed 10% of the outstanding Class G voting shares of CMS Energy Corporation.

Reallocations

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund C, Fund E, Fund F or Fund G on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive Contributions credited to their accounts. Such amounts forfeited totalled $286,997.41 in 1998 and are treated as a reduction of the Employers' contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuations

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, C, E, F and G are stated at current market value. Market value for most Fund B, C, E, F and G common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments




                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                        NOTES TO FINANCIAL STATEMENTS
                                                 (Continued)



(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

held in Funds A, B, C, E, F and G are stated at cost which approximates market.

Gains and Losses

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in members' equity for the years ended December 31,1998, 1997 and 1996 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Guaranteed Investment Contracts

The Plan has entered into several fully benefit-responsive investment contracts with various insurance companies. All of these contracts are held in Fund A and are credited with interest and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (cost plus accrued interest less withdrawals) which approximates fair value. The contracts earn interest at fixed rates ranging from 6.50% to 8.05% and mature between May 1999 and April 2003. The average aggregate yield for these contracts was 7.331% and 7.60% in 1998 and 1997, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated November 20, 1996. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code
(the "Code") of 1954 as amended by the "Employee Retirement Income Security
Act of 1974" ("ERISA") and is exempt from taxation under Section 501(a) of
the Code.   Under existing Federal income tax laws, (a) the Company is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by



                                   EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                          CONSUMERS ENERGY COMPANY
                                        NOTES TO FINANCIAL STATEMENTS
                                                 (Continued)


(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN (Continued)

the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income unless distributed as an "eligible rollover distribution."

(4)  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of members' equity and distributions paid to members per the financial statements to members' equity and distributions paid to members per the Form 5500 for the Plan year 1998:

                   Total        Fund A         Fund B        Fund C         Fund D      Fund E        Fund F      Fund G
-------        ------------  -----------    ------------  ----------     ----------  ----------    ----------   ---------
Members' Equity
  per Financial
  Statements   $747,234,232  $115,726,863   $255,659,757  $286,355,717   $29,717,401 $35,568,700   $18,168,789  $6,037,005
Benefits payable
  to members
  1998           (3,637,187)   (1,008,844)    (1,309,374)   (1,039,020)            0    (188,867)      (54,316)    (36,766)
               ------------- -------------  ------------- -------------  ----------- -----------   -----------  -----------
Members' Equity
  per Form 5500
               $743,597,045  $114,718,019   $254,350,383  $285,316,697   $29,717,401 $35,379,833   $18,114,473  $6,000,239
               ============  ============   ============  ============   =========== ===========   ===========  ===========

Distributions
  paid to members
  per Financial
  Statements     40,607,937    10,163,743     13,355,113    14,512,770           276   1,792,211       602,056     181,768
Benefits payable
  to members
  1997           (4,012,496)   (1,097,193)    (1,043,105)   (1,450,887)            0    (352,708)      (51,853)    (16,750)
Benefits payable
  to members
  1998            3,637,187     1,008,844      1,309,374     1,039,020             0     188,867        54,316      36,766
               ------------  ------------   ------------  ------------   ------------ -----------  ------------     -------
Distributions
  paid per
  Form 5500    $ 40,232,628  $ 10,075,394   $ 13,621,382  $ 14,100,903   $       276 $ 1,628,370   $   604,519  $  201,784
               ============  ============   ============  ============   =========== ============  =============  =========







(5)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Energy Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

(6)  GENDER

Any masculine terminology used herein shall also include the feminine.


                                                               SCHEDULE I

                             EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                     CONSUMERS ENERGY COMPANY

                ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AS OF DECEMBER 31, 1998

                                                                Current
Identity of Issuer and Title of Issue            Cost           Value
-------------------------------------      -----------         ----------
GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -
  Allstate Life Insurance Company
    (6.71%, matures 07/28/2000)           $  4,998,129       $  4,998,129
  Allstate Life Insurance Company
    (7.22%, matures 06/14/99)                6,865,350          6,865,350
  Allstate Life Insurance Company
    (7.33%, matures 06/21/99)                6,889,426          6,889,426
  Allstate Life Insurance Company
    (7.65%, matures 03/27/2000)              6,600,409          6,600,409
  New York Life Insurance Company
    (7.45%, matures 03/31/2000)              6,549,173          6,549,173
  New York Life Insurance Company
    (7.73%, matures 05/11/99)               21,196,170         21,196,170
  Principal Mutual Life Insurance
    Company (7.20%, matures 04/01/03)        6,784,364          6,784,364
  Principal Mutual Life Insurance
    Company (6.55%, matures 06/01/2000)      5,021,107          5,021,107
  The Prudential Asset Management Company
    (6.50%, matures 11/30/2001)             14,626,030         14,626,030
  The Prudential Asset Management Company
    (8.05%, matures 10/02/2000)             13,889,864         13,889,864
                                          ------------       ------------
  Total Guaranteed Investment Contracts    $93,420,022        $93,420,022
                                           -----------        -----------

COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

ABBOTT LABORATORIES CORP                  $  1,105,540       $  2,744,000
AIR PRODUCTS AND CHEMICALS INC               1,711,471          1,816,000
AIRBORNE FREIGHT CORP                          394,555            645,519
ALBERTSON'S INC                                455,780            611,400
ALLIED WASTE INDUSTRIES INC                    739,449            737,100
ALLSTATE CORP                                1,539,292          1,247,400
AMEREN CORP                                  1,783,117          1,814,219
AMERICAN INTL GROUP INC                      1,770,006          2,732,072
AMERITECH CORP                               1,120,805          1,419,600
AMGEN INC                                    1,823,073          2,446,763
AMR CORP                                     2,528,842          2,315,625
ASSOCIATES FIRST CAP CORP                      776,305          1,117,429
AT&T CORP                                    3,171,462          3,870,825
AVERY DENNISON CORP                            194,275            310,931
AVON PRODUCTS INC                            2,058,570          3,124,050
BANK ONE CORP                                1,468,823          1,381,445
BANKAMERICA CORPORATION                      2,819,501          2,302,785

                                                                   SCHEDULE I

                             EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                    CONSUMERS ENERGY COMPANY

                ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1998
                                            (Continued)
                                                               Current
Identity of Issuer and Title of Issue             Cost           Value
                                           -----------         ----------
BECTON DICKINSON & COMPANY                  $  606,888         $1,229,400
BELL ATLANTIC CORP                           2,156,129          2,921,400
BELLSOUTH CORPORATION                          642,788          1,446,375
BRISTOL MYERS SQUIBB CO                      1,706,589          4,951,063
BRITISH PETROLEUM AMOCO PLC                  1,447,782          1,706,100
BURLINGTON NORTHERN SANTA FE CORP            3,153,246          3,277,725
CADENCE DESIGN SYS INC                         943,715            886,550
CARDINAL HEALTH INC                          3,139,723          4,818,063
CIGNA CORP                                   1,074,035          1,175,150
CISCO SYS INC                                  424,096            918,844
CITIGROUP INC                                5,390,075          5,299,172
COLGATE PALMOLIVE CO                         3,453,161          3,807,875
COMERICA INC                                 2,001,529          2,304,738
COMPAQ COMPUTER CORP                         3,556,104          4,678,800
COMPUTER ASSOC INTL INC                      1,846,120          2,199,450
CONSOLIDATED NATURAL GAS CO                  2,169,999          2,149,200
DANA CORPORATION                               455,599            666,263
DEERE & CO                                     872,995            591,750
DELL COMPUTER CORP                           1,004,866          1,222,231
DIAL CORP                                    1,846,812          2,757,563
DOMINION RESOURCES INC                       1,062,943          1,257,575
EL PASO ENERGY CORP                            587,187            738,025
EQUITABLE COMPANIES INC                        134,343            196,775
EXXON CORP                                     868,452            899,438
FEDERAL MOGUL CORP                           1,153,787          1,273,300
FEDERAL NATL MTG ASSN                        3,136,049          4,218,000
FIRST UNION CORP                             1,764,748          2,219,656
FLORIDA PROGRESS CORP                        1,560,081          1,801,463
FLOWERS INDUSTRY INC                           226,738            263,313
FORD MOTOR COMPANY                           1,270,191          1,836,919
FORT JAMES CORP                                473,795            552,000
FPL GROUP INC                                1,515,940          1,670,038
GENERAL DYNAMICS CORP                          459,251            448,400
GENERAL ELECTRIC COMPANY                     2,662,942          9,261,600
GENERAL MILLS INC                            1,336,560          1,430,600
GLAXO WELLCOME                                 397,045            771,450
GOODRICH, B F CO                               566,179            634,988
GUIDANT CORP                                 1,482,156          2,354,000
HALLIBURTON CO                               2,232,162          1,581,975
HARTFORD FINANCIAL SERVICES GROUP            1,264,066          2,249,875
HARTFORD LIFE INC                            1,329,734          1,398,000
HEALTH MGMT ASSOC                              152,621            262,744
HEALTHSOUTH CORP                             3,906,695          3,155,425
HEINZ, H J CO                                  877,928            894,675
HOME DEPOT INC                               1,415,038          5,323,313
HONEYWELL INC                                1,057,242          1,137,219

                                                                  SCHEDULE I

                           EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                   CONSUMERS ENERGY COMPANY

                ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1998
                                          (Continued)
                                                               Current
Identity of Issuer and Title of Issue             Cost           Value
                                            ----------         ----------
HOUSEHOLD INTL INC                         $   211,780        $   221,900
HOUSTON INDUSTRIES INC                       1,333,818          1,753,819
INGERSOLL-RAND COMPANY                         517,129            807,975
INTEL CORPORATION                            2,941,562          5,264,175
INTERNATIONAL BUSINESS MACHINES CORP         2,146,582          4,056,250
JONES APPAREL GROUP INC                        351,116            322,113
KANSAS CITY SOUTHERN INDS INC                1,374,169          1,701,888
LEAR CORP                                    1,559,019          1,166,550
LILLY, ELI & CO                                803,331            924,300
LINCARE HLDGS INC                              701,896            831,531
LOCKHEED MARTIN CORPORATION                    639,032            525,450
LOWE'S COMPANIES INC                           930,417          2,723,175
LUCENT TECHNOLOGIES INC                      1,516,121          4,441,475
MARSH & MCLENNAN COMPANIES                   1,956,517          3,839,344
MASCO CORP                                     900,703          1,132,750
MCI WORLDCOM INC                             4,115,131          6,249,425
MCKESSON CORP                                1,303,797          1,257,094
MERCK & COMPANY INC                          1,120,993          2,301,000
MERITOR AUTOMOTIVE INC                         251,762            238,006
MICROSOFT CORP                               3,971,219         10,207,400
MOBIL CORP                                     959,025          1,123,913
MONTANA POWER CO                               919,009          2,007,969
MORGAN STANLEY DEAN WITTER                     332,447            958,500
MYLAN LABS INC                                 394,517            355,950
NATIONAL SERVICE INDUSTRIES INC                566,811            425,600
NEW CENTURY ENERGIES INC                     1,102,412          1,145,625
NORTHERN TELECOM LTD                         2,341,543          2,655,000
NORTHERN TRUST CORP                            561,760            689,769
OGDEN CORP                                     539,618            466,163
OMNICOM GROUP                                  299,304            377,000
PECO ENERGY CO                               1,636,171          1,786,900
PEPSICO INC                                  1,300,849          1,504,200
PFIZER INC                                   1,840,701          2,600,000
PHILIP MORRIS COMPANIES INC                  1,579,328          3,295,600
PITNEY BOWES INC                             2,837,092          4,432,794
PRECISION CASTPARTS CORP                       668,116            477,900
PROCTER & GAMBLE CO                          2,654,646          3,049,838
QUAKER OATS CO                                 488,717            583,100
REVLON INC, CLASS A                            424,262            189,950
REYNOLDS & REYNOLDS CO                         793,724            846,394
SBC COMMUNICATIONS INC                       1,026,347          1,362,075
SCHERING PLOUGH CORP                           330,579          1,878,500
SEARS ROEBUCK & CO                             440,471            395,250
SEPRACOR INC                                   413,610            625,688
SERVICE CORP INTL                            1,186,866          1,412,119
SMURFIT STONE CONTAINER CORP                   542,913            660,963

                                                        SCHEDULE I

                            EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                    CONSUMERS ENERGY COMPANY

                ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1998
                                           (Continued)

                                                                  Current
Identity of Issuer and Title of Issue            Cost              Value
                                           -----------        -----------
SOLUTIA INC                               $  1,060,994       $    845,775
SOUTHERN CO                                    329,560            325,500
SOUTHWEST AIRLINES CO                          340,083            505,931
SUN MICROSYSTEMS INC                           343,521            702,125
SUNDSTRAND CORP                                501,217            446,125
SUNOCO INC                                   1,115,734            962,869
TANDY CORP                                   3,324,829          3,303,238
TELLABS INC                                    490,315            534,788
THOMAS & BETTS CORP                            361,494            281,531
TJX COS INC                                    834,717          1,757,400
TOMMY HILFIGER CORP                            340,629            468,000
TRICON GLOBAL RESTAURANTS INC                1,225,585          1,268,163
TYCO INTL LTD                                3,776,717          5,175,013
UAL CORP                                     1,732,115          1,205,688
UNITED TECHNOLOGIES CORP                     2,961,067          5,046,000
UNIVERSAL HEALTH SVS INC                       551,508            498,000
UST INC                                        320,670            408,038
USX MARATHON GROUP                           2,152,446          2,289,500
VIACOM INC, CLASS B                          2,288,248          3,256,000
WAL MART STORES INC                            325,066            684,075
WARNER LAMBERT CO                            2,145,011          2,646,600
WASTE MGMT INC                               1,334,537          1,473,350
WELLS FARGO & CO                             4,115,714          4,465,013
XEROX CORPORATION                              154,606            283,200
                                           -----------       ------------

  TOTAL COMMON STOCK OF CORPORATIONS OTHER
    THAN CMS ENERGY CORPORATION (Fund B)  $183,200,306       $251,579,928
                                          ------------        -----------
*COMMON STOCK OF CMS ENERGY CORPORATION
    (Fund C)                              $134,068,835       $276,748,963
                                          ------------       ------------
LOANS TO MEMBERS (Fund D) (Loans mature
    during periods ranging from 0-10
    years and at interest rates from
    5.25% to 8.50%                        $ 29,963,181       $ 29,963,181
                                          ------------        -----------
NICHOLAS-APPLEGATE CORE GROWTH
  INSTITUTIONAL PORTFOLIO (Fund E)        $ 32,575,798       $ 35,244,333
                                          ------------       ------------

SMITH BARNEY INTERNATIONAL EQUITY
  COLLECTIVE TRUST (Fund F)               $ 15,331,478       $ 17,842,780
                                          ------------       ------------


                                                                    SCHEDULE I


                            EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                    CONSUMERS ENERGY COMPANY

                 ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      AS OF DECEMBER 31, 1998
                                            (Continued)


                                                                  Current
Identity of Issuer and Title of Issue             Cost              Value
-------------------------------------      -----------       ------------
*CLASS G COMMON STOCK OF CMS ENERGY
  CORPORATION (Fund G)                    $  4,933,539       $  5,891,950
                                          ------------       ------------
Total All Funds                           $493,493,159       $710,691,157
                                          ============       ============
*SHORT-TERM INVESTMENTS - STATE STREET    $ 26,242,843       $ 26,242,843
    (Funds A, B, C, E, F and G)           ------------       ------------

Total Investments                         $519,736,002       $736,934,000
                                          ============       ============

*Represents Party-in-Interest



                                                                         SCHEDULE II



                       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY

                               ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                    FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                               Current Value
   Identity of Party                                                                            of Asset on
          and            Number of                   Purchase        Selling       Cost of      Transaction    Net Gain
 Description of Asset  Transactions    Shares          Price          Price         Asset           Date        (Loss)
---------------------  ------------  ----------    -----------    ------------  -----------    ------------   ----------
*State Street Bank
  & Trust Short-Term
  Investment Fund
  - Purchases               384      100,133,160    100,133,160        N/A       100,133,160     100,133,160     N/A
  - Sales                   168       96,083,380        N/A         96,083,380    96,083,380      96,083,380           0















*Represents Party-in-Interest


                                                                EXHIBIT A








                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 4, 1999 included in the Employees'
Savings & Incentive Plan of Consumers Energy Company's Annual Report on Form 11-K for the year ended December 31, 1998 into CMS Energy Corporation's previously filed Registration Statement Files No. 33-29681, No. 33-61595 and No. 333-76347.







                                                 ARTHUR ANDERSEN LLP





Detroit, Michigan,
June 4, 1999





                                                  SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY







        By                        Thomas A McNish
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  June 23, 1999.